United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7074
Robert J. Bailey
Corporate Vice President and Controller
July 17, 2017
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2016
Filed on February 9, 2017
Dear Mr. Shenk:
This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated July 10, 2017 regarding the above referenced Form 10-K. Our specific response to the comments is set forth below following the text of the Staff's comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2016
Liquidity and financial condition
Off-balance sheet arrangements and contractual obligations, page 24

1.	We note your response to our prior comment one regarding purchase obligations. We note the following from your response dated May 10, 2017:

“We view termination liability terms in purchase orders or contracts to represent the minimum amount of future payments that we are contractually obligated to make. The value of that liability is based on estimates of the cancellation provisions under each applicable contract and disclosed as part of our purchase obligation in our Form 10-K. For example, in the case of a five-year services contract that allows early termination with the payment of 12 months of service fees, we would include only those fees in the disclosed total purchase obligations for that contract.” (Emphasis added)

However, in your June 7, 2017 response letter you state:

“Please note that our purchase obligation disclosure represents our obligations to purchase goods or services from suppliers that are legally enforceable and binding upon us, even in the event of a termination, which is what we refer to as “termination liability” in our response and which is not incremental to or in lieu of the purchase obligation disclosed. As such, there are no incremental termination related amounts included in our purchase obligations disclosure as of December 31, 2016 and we do not exclude contractual obligations from our disclosure because of the existence of termination liability provisions.” (Emphasis added)

Please further clarify for us and reconcile these two statements. For example, assuming an enforceable and legally binding service contract with five years remaining in which services are provided to you for $100 each year and the contract includes a termination liability of $150, please tell us what amount you would have included in your contractual obligations table.

Regarding the specific example you have outlined above, we would include $500 in our contractual obligations table. Please note that, in an attempt to address your initial question regarding termination liabilities, our letter dated May 10, 2017 included an overly-simplified example of a termination liability provision. As stated in our letter dated June 7, 2017, we confirm that our purchase obligation disclosure represents our obligations to purchase goods or services from suppliers that are legally enforceable and binding upon us, which we believe appropriately reflects the requirements set forth in II.B.4 of FR 67 (Release No. 33-8182), and we do not exclude contractual obligations from our disclosure because of the existence of termination liability provisions. We regret any confusion that our initial response may have caused.

Also as communicated in our letter dated June 7, 2017, we will clarify future disclosures by revising the language directly beneath the table of contractual obligations and commitments to include the following:

Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what is legally enforceable.

We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.7074.
Sincerely,
/s/ Robert J. Bailey
Robert J. Bailey
Corporate Vice President and Controller

CC:    A. Johri, Executive Vice President, Chief Financial Officer
M. Thiessen, Partner, PricewaterhouseCoopers LLP